VIA EDGAR

June 12, 2017

Re:	British American Tobacco p.l.c.
Registration Statement on Form F-4
File No. 333-217939
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, British American Tobacco p.l.c. (“BAT”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, be accelerated to 9:00 a.m., Eastern Time, on June 14, 2017, or as soon as practicable thereafter.

BAT hereby acknowledges:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BAT from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	BAT may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BAT requests that it be notified of the effectiveness of the Registration Statement on Form F-4 by telephone call to its counsel Alyssa Caples at 011-44-20-7453-1039, followed by written confirmation to the addressees listed on the cover page of the Registration Statement on Form F-4. Thank you for your attention to this matter.

Very truly yours,
BRITISH AMERICAN TOBACCO P.L.C.
By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

John Dana Brown, Esq.

Attorney Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Copies to:

Nicandro Durante

Chief Executive

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

McDara P. Folan, III, Esq.

Senior Vice President, Deputy General Counsel and Secretary

Reynolds American Inc.

401 North Main Street

Winston-Salem, North Carolina 27101

United States of America

Randi C. Lesnick, Esq.

Jones Day

250 Vesey Street

New York, New York 10281

United States of America

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

United States of America

Alyssa Caples, Esq.

Cravath, Swaine & Moore LLP

1 Ropemaker Street

London EC2Y 9HR

United Kingdom

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